SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________________________

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 20) 1

MARVEL ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57383T103

(CUSIP Number)

James L. Nesfield

32 Goshen Road, Engelhard, NC 27824

(252) 925-4184

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8th, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ]

Note:. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.

57383T103

TABLE OF CONTENTS

INTRODUCTION

4

Item 1.

Security and Issuer

4

Item 2.

Identity and Background

4

Item 3.

Source and Amount of Funds or Other Consideration

4

Item 4.

Purpose of Transaction

4

Item 5.

Interest in Securities of the Issuer

8

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

8

Item 7.

Exhibits

8

SIGNATURES

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only)
	James L. Nesfield

2.	Check the appropriate box if a member of a group
	(a) [ ]
	(b) [ x ]

3.	SEC use only

4.	Source of Funds*	PF

5.	Check if disclosure of Legal Proceedings is required pursuant to item 2(d) or 2(e):		N/A

6.	Citizenship or Place of Organization:		United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power:	100

	8.	Shared Voting Power:	0

	9.	Sole Dispositive: Power:	100

	10.	Shared Dispositive Power:	0

11.	Aggregate amount beneficially owned by each reporting person:		100

12.	Check box if the aggregate amount in row 11 excludes certain shares*		0

13.	Percent of class represented by amount in row 11:		0.001%

14.	Type of reporting person*	IN

INTRODUCTION

Item 1.

Security and Issuer

The address of the principal executive offices of the Company is Marvel Entertainment, Inc.,

417 5th.  Avenue, New York, NY. 10016.

Item 2.

Identity and Background

a)	James L. Nesfield
b)	32 Goshen Road, Engelhard NC 27824
c)	President and Chairman of Stan Lee Media Inc. of Colorado, 32 Goshen Road, Engelhard NC 27824
d)	James L. Nesfield to the best of his knowledge has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)

James L. Nesfield to the best of his knowledge has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Unites States of America

Item 3.

Source and Amount of Funds or Other Consideration

The total amount of funds used by Mr. Nesfield $2,400.00 based on the open market purchase of 100 shares of Marvel Entertainment.  All of such funds were derived from Mr. Nesfield personal savings.

Item 4.

Purpose of Transaction

Mr. Nesfield is in the investment business with a special interest in corporate governance. His filing of this disclosure is based on the belief that investors should be proactive in the policing of public companies to ensure transparency and accountability of corporate management in legally and ethically performing their duties in maximizing returns for all shareholders. When investors learn of egregious violations of fiduciary responsibilities and statutory laws and regulations by management Mr. Nesfield believes that investors should utilize all means available to them to expose those violations and hold those responsible accountable.

Mr. Nesfield conducted an extensive examination of Marvel Entertainment's controlling shareholder, and Chairman of the Board, Isaac Perlmutter's dealings with Marvel's founder and current Chairman Emeritus Stan Lee, since Mr. Perlmutter acquired control of Marvel through its reorganization in bankruptcy in 1998. That examination revealed a pattern of deception and collusion in violating fiduciary and legal duties to shareholders and creditors of Marvel. In addition, that collusion enabled Mr. Perlmutter to hide his notice and knowledge of Stan Lee's co-creator's rights and claims to Spider Man, X-Men, et al that reverted to Mr. Lee when his lifetime exclusive Employment Agreement was voided by Mr. Perlmutter in August, 1998. Mr. Perlmutter also and enabled, facilitated and corruptly induced Mr. Lee to hide and personally convert assets Lee assigned to Stan Lee Media Inc, the public company (SLEE) Lee founded in October, 1998  during the two month hiatus in his successive lifetime Employment Agreements with Marvel.

This filing will provide notice of the findings Mr. Nesfield has made regarding the ongoing extraordinary violations of Mr. Perlmutter's fiduciary and legal duties to Marvel's shareholders and the regulatory agencies charged with enforcing all laws pertaining to those violations, and the efforts taken by Mr. Perlmutter to encourage, assist and enable Stan Lee to hide his claims and rights to Marvel characters that Stan Lee assigned to Stan Lee Media one month prior to Lee's assignment of those same rights to Marvel.

Central to the collusion between Mr. Perlmutter and Mr. Lee in hiding claims to property rights representing a large portion of the assets of Marvel, along with claims to 50% of the revenues derived from those rights, from Marvel shareholders, creditors and regulators is the claim that Mr. Stan Lee first made in October 1998 against Marvel. Lee demanded for the first time in his career with Marvel, after all of his previous assignments and forbearance agreements were voided as part of his Employment Agreement, through his counsel Arthur Lieberman, that Mr. Perlmutter replace the original exclusive lifetime $1 million a year “Employment Agreement” voided by Perlmutter in August, 1998, with a new, non-exclusive, part-time $1million a year Employment Agreement that permitted Lee to spend 90% of his time competing with Marvel using Marvel's copyrighted characters.

Perlmutter/Lee SEC, Bankruptcy, Shareholder, Creditor and Bank Frauds that Would Make the Green Goblin Envious:

In plain view of the SEC, Bankruptcy Courts for Marvel and Stan Lee Media, analysts and multi-national legal and accounting firms that reviewed and conducted due diligence on the actions of Marvel, Perlmutter and Stan Lee in connection with ascertaining Marvel's warranted assets and liabilities, contingent liabilities, loan and credit collateral and knowledge or notice of material claims against unencumbered title to Marvel's Intellectual Property and the full and complete ownership of Marvel's principal character franchise assets, especially its flagship franchise Spider Man, Mr. Perlmutter directly and or indirectly caused the following:

▪

July, 1998 - Perlmutter and Arad use Chapter 11 Reorg Plan to void Stan Lee's 1994 $1million a year lifetime exclusive Employment Agreement with Marvel. (Unknown to Perlmutter and the public, and never disclosed to the SEC or through public filings, the 1994 Marvel-Lee Employment Agreement arranged by former Marvel owner Ronald Perelman included as its central consideration for the $1 million a year salary for life and 10% of movie and TV profits a Rights Assignment and Forbearance Agreement that effectively paid Lee a royalty for his co-creator's rights and thereby secretly quieted title to Stan Lee's Marvel character co-creations, including Spider Man, X-Men, etc)

▪

August, 1998 - Perlmutter offers Stan Lee a new $500,000 per year Exclusive two year Employment contract to replace the voided 1994 contract. Lee rejects the offer.

▪

September, 1998- Lee retains counsel Arthur Lieberman (his current partner in his latest public company, POW Entertainment (POWN) to negotiate a new contract by threatening legal action against Marvel to enforce for Lee's 50% co-ownership interest in his co-creations for Marvel for which he never signed any independent assignment of his rights other than the assignment made as consideration for the voided 1994 Employment Agreement.

▪

October 13, 1998 – Lee incorporates Stan Lee Media Inc as Chairman and majority shareholder, to establish his own Hollywood based super hero character creation and production studio based on the Internet, funded and buoyed by the dot com boom. Lee intends to take his company public and buy Marvel when it becomes unable to service the huge junk bond debt that it is saddled with as it emerges from bankruptcy in 1998-1999.

▪

October 15, 1998 – Lee executes a Rights Assignment Agreement (for all intellectual property rights he owns “in the creative universe” including exclusive right to his name and likeness) and semi-exclusive Employment Agreement as the principal asset of his company to capitalize Stan Lee Media Inc. in consideration for more than $10 million in stock. SLM records this Rights Assignment with US copyright office only after new management takes control of SLM from Lee in November, 2006, when SLM immediately records the agreement and perfects its assigned co-creator's rights to Spider Man, X-Men, etc.

▪

November 17, 1998 - Lee executes a fraudulent $1 million a year lifetime semi exclusive Employment Agreement with Marvel, -the largest Employment Agreement Marvel enters into as it emerges from bankruptcy purporting to assign to Marvel all rights to his intellectual property (except his name, likeness and signature slogans) warranting he has never assigned these rights to anyone else. Lee ignores the fact that he has just made a more comprehensive rights assignment to Stan Lee Media of all the IP rights and claims Lee owned “in the creative universe” as of October 15, 1998. Lee's second assignment of his IP rights to Marvel, as consideration for the November 17, 1998 multi-million dollar Marvel contract, first operates as a fraud and Marvel and Stan Lee Media, the true owner of the rights, and then is hidden by Lee from identification and evaluation in the bankruptcy filings of Stan Lee Media from February 2001- November, 2006 enabling Lee to obtain a “sealed” settlement in excess of $10 million from Marvel for a profit participation under the Marvel contract in consideration for rights legally owned by the Estate of Stan Lee Media. (Marvel never discloses or publishes its Employment Agreement with Lee to its shareholders or the SEC from 1998- November, 2002)

▪

January, 1999, Marvel submits Motion to its bankruptcy court to ratify the Lee Employment Agreement and intentionally mischaracterizes the Employment Agreement as a “Settlement Agreement” with Lee, his wife Joan Lee and daughter J.C. Lee. The bankruptcy court is advised that this agreement is made in settlement for Mr. Perlmutter's ordered avoidance of Lee's original Marvel Employment Agreement in August, 1998. The November, 1998 Agreement is ratified by the Court in April, 1999 but never disclosed or explained in SEC filings to shareholders or lenders. (Since Marvel could legally void its executory contract with Lee in bankruptcy reorganization without any subsequent liability, the requirement of a Settlement of Lee's claims, and those of his wife and daughter for the voiding of his original Employment Agreement is unfathomable.

▪

Marvel never records with the US Copyright office Lee's Assignment of Rights incorporated in Marvel's the November 17, 1998 Employment Agreement, thereby losing any opportunity to perfect its assignment from Lee. Marvel continues to pay Lee $1 million a year for life on this agreement based on fraudulent consideration, invalid assignments of rights that constitute material claims to a large percentage of Marvel's assets. Mr. Perlmutter has personal knowledge that Lee has made a prior assignment of all of his rights to Stan Lee Media and that Stan lee Media has become the legal owner of Lee's rights and claims, but authorizes Marvel to honor the fraudulent “Employment” Agreement and withholds his knowledge of Marvel's exposure to Stan Lee Media's claims from 1998- present, allowing Marvel to warrant it has no knowledge of any material claims to its assets or collateral it pledges for loans and CDOs.

▪

Stan Lee Media becomes a publicly traded company on NASDQ in August, 1999, and in October, 1999 Stan Lee executes a Modification and Ratification of the October 15, 1998 Rights Assignment and Employment Agreement, confirming the validity of the Assignment of all of the intellectual properties Stan Lee owned as of October 15, 1998. Lee's blanket assignment of each and every right he owns as of October, 1998, includes all Marvel rights that reverted to Lee in August, 1998, when Mr. Perlmutter voided the Stan Lee's assignments in his Employment Agreement with Marvel. Lee hides this fact in all filings and subsequently in Chapter 11 proceedings filed in February, 2001 dismissed in November, 2006.

▪

March, 2000, Stan Lee Media files its 1999 Annual Report (10k) with the SEC in which it describes the principal asset of the company as all those IP rights that were owned by Lee (as of October 15, 1998) and assigned to the company. The original October 15, 1998 Employment /Rights Assignment agreement and the October, 1999, Modification and Re-Ratification of that Assignment are published in the 10(k) as Exhibits 10.41 and 10.42 thereby giving notice to Marvel that Marvel's hidden November 17, 1998 Employment Agreement with Stan Lee contained a fraudulent warranty and was supported by fraudulent assignments of property no longer owned by Stan Lee at the time he entered into the contract.

▪

February, 2001 – Stan Lee Media files for Chapter 11 bankruptcy reorganization in Los Angeles California after running out of cash in the dot com meltdown of December, 2000. Stan Lee remains Chairman of the company and hides all references to the Rights Assignment in his October, 1998 Employment and Rights Assignment Agreement with Stan Lee Media. The Rights Assignment is never referred to in any description or required schedule of assets, and omitted from the few references to the Employment Agreement in a Sale of Certain Assets Agreement sold to Stan Lee and approved by the court in April, 2002, notwithstanding its reference as the Primary Asset of the company in its 1999 10k filed with the SEC.

▪

November, 2002 – Stan Lee sues Marvel for enforcement and an accounting of a provision of his November, 1998 Employment agreement with Marvel that grants him 10% of the profits from all TV and Movie exploitations of Marvel's characters. This litigation forces Mr. Perlmutter to disclose for the first time to the SEC and shareholders of Marvel that there is an Employment Agreement with Stan Lee that grants him a percentage of all TV and Movie profits, and to publish a copy of the agreement in the Q3 10Q filed with the SEC. Creditors of Stan Lee Media are never advised of the SLM October, 1998 Lee Rights Assignment that should bar Lee from suing Marvel on his own account and require that his compensation under the Marvel agreement be assigned to Stan Lee Media.

▪

April, 2005- Mr. Perlmutter causes Marvel to pay more than $10 million to Stan Lee in a sealed, confidential settlement of Lee's litigation in April, 2005, the terms and rationale for such settlement are sealed and hidden from Shareholders etc. and Stan Lee is silenced from explaining the terms of the settlement, effectively hiding the issues surrounding the validity of the Marvel agreement Lee sued under, and the failure of Marvel to disclose that it had been paying Lee under an agreement Lee obtained through fraud and had hidden the true legal rights in a Chapter 11 Estate that Lee controlled.

▪

April, 2005 -The day following Marvel's announcement of its settlement of all of Stan Lee's claims, Marvel announces acquisition of a $525 million CDO based credit facility with Merrill Lynch to fund Marvel's new film studio based on collateralizing the credit line with title to, and future revenues derived from, a roster of Intellectual Properties primarily created by Lee against which Mr. Perlmutter is on notice Mr. Lee has made a claim. Lee's claim is legally owned by the Estate of Stan Lee Media pursuant to the October, 1998 Rights Assignment that incorporates in its universal grant or rights all the claims made by Lee against Perlmutter and Marvel in September, 1998.

▪

Marvel's lenders are never advised by Mr. Perlmutter as Chairman and personal loan guarantor for Marvel, nor Mr. Lee as Chairman Emeritus of Marvel and Chairman of Stan Lee Media, of the Estate of Stan lee Media's outstanding, hidden and un-asserted claims to Stan Lee's co-creator's rights and 50% of the revenue derived from his co-creations, relying on Marvel's warranties that there are no known claims and that title to Marvel's IP is unencumbered and not subject to any known claims.

▪

Marvel's warranties of title and absence of any material claims or encumbrances on title and revenue streams from IP properties, relied upon by lenders, rating agencies, legal and accounting firms and institutional investors whose due diligence is thwarted by efforts to hide material facts by Messrs Perlmutter and Lee, are material false statements and omissions made and or caused to be made by Mr. Perlmutter, exposing Marvel and the lenders to more than $1 billion in liability to investors in the CDO credit instruments.

▪

The Fireman's Fund, the D&O Insurer of Stan Lee Media, after paying $6 million of its $10 million D&O policy for Stan lee Media to settle a shareholder's class action brought against Stan Lee and Stan Lee Media in 2001- assists in Marvel and Lee avoiding disclosure through this litigation of the hidden Lee-Marvel Rights Assignment Asset owned by Stan Lee Media. It becomes a lead lender for Marvel's $500 million credit line in September, 2005.

▪

After five years of allowing Stan Lee, as Debtor in Possession of the Estate of Stan Lee Media, to use the Chapter 11 bankruptcy reorganization to unilaterally control the disclosure and assertion of the valuable Marvel rights Lee assigned to Stan Lee Media, without ever presenting a required reorganization plan or abiding by the reporting and other requirements of a Debtor in Possession, the US Trustee, after notification by Mr. Nesfield of the variety of frauds being facilitated through the bankruptcy proceedings, moves the court to dismiss the Chapter 11 proceedings for cause. Lee's DIP counsel files a Non-Objection to the Dismissal and requests the court for authorization to destroy the books and records of the company and dispose of all remaining property of Stan lee media while representing that no assets remain in the company.

▪

On November 15, 2006, representing a majority of remaining Stan Lee Media shareholders who had that day-regained power over the Estate restored as a Colorado corporation, began taking action to protect the company and assert its hidden claims.

Item 5.

Interest in Securities of the Issuer

(a)	The Reporting Person owns 100 shares.
(b)	The Reporting Person has power to vote 100 shares.
(c)	The Reporting person purchased 100 shares on August 1st, 2007 at a price of
(d)

Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	As of August 1st, 2007, the Reporting Persons ceased to beneficially own an aggregate of 5% of the Issuer's Common Stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.

Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marvel Entertainment, Inc.

(Registrant)

/s/ James L. Nesfield
Date: August 9, 2007	James L. Nesfield
President and Chairman